Edward R. Shaoul 303.892.7262 edward.shaoul@dgslaw.com

December 22, 2023

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Craig Arakawa, John Coleman and Myra Moosariparambil

Re:	Bunker Hill Mining Corp.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed April 17, 2023
File No. 333-150028

Dear Messrs. Arakawa and Coleman and Ms. Moosariparambil:

On behalf of Bunker Hill Mining Corp. (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated December 15, 2023 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2023 (the “10-K”). In connection therewith, the Company has filed via EDGAR Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Amended 10-K”), which incorporates the changes made in response to the Comment Letter.

For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Item 2. Property, page 21

1.	Please disclose a property map as required by Item 1304(b)(1)(i) of Regulation S-K.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see the Amended 10-K under “Property Map of Bunker Hill Mine Land Ownership” on or around page 21.

2.	Please disclose the point of reference associated with the calculation of your mineral resources as required by Item 1304 (d)(1) of Regulation S-K.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see the Amended 10-K in Footnote 9 to Table 1-1 on or around page 23.

Davis Graham & Stubbs LLP ■ 1550 17th Street, Suite 500 ■ Denver, CO 80202 ■ 303.892.9400 ■ fax 303.893.1379 ■ dgslaw.com

U.S. Securities and Exchange Commission

December 22, 2023

3.	Please revise to include Item 1305 of Regulation S-K, regarding internal control disclosure.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see the Amended 10-K under “Quality Assurance/Quality Control” on or around page 22.

Item 9A. Controls and Procedures, page 68

4.	Please revise management’s report to identify the framework that you used to evaluate the effectiveness of your internal control over financial reporting. To the extent you utilized the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, please ensure that your disclosure specifies that you used the updated framework issued in 2013, if true. Please refer to Item 308(a)(2) of Regulation S-K.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see the Amended 10-K under “Internal Control Over Financing Reporting” on or around page 68.

Item 15. Exhibits, Financial Statement Schedules, page 77

5.	Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of December 31, 2022. In doing so, please refile the Form 10-K in its entirety, along with updated certifications that are currently dated and refer to the Form 10-K/A.

Response: The Company has revised the Section 906 certifications in response to the Staff’s comment. Please see Exhibits 32.3 and 32.4 to the Amended 10-K.

Exhibit 96.1, page 77

6.	We note your disclosure in the adjacent property section of your technical report summary that includes mineral resources for the Crescent Silver property. Please revise subsequent technical reports to remove mineral resources or reserves that have not been prepared under S-K 1300 definitions and requirements.

Response: The Company acknowledges the Staff’s comment and will ensure that subsequent technical reports required by Item 1300 of Regulation S-K exclude mineral resources or reserves (including from the Crescent Silver property) that have not been prepared under S-K 1300 definitions and requirements.

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U.S. Securities and Exchange Commission

December 22, 2023

We have endeavored to provide you with everything requested. Should you have additional questions or comments, please contact the undersigned at (303) 892-7262.

Sincerely,

/s/ Edward R. Shaoul
Edward R. Shaoul
for
Davis Graham & Stubbs LLP

Enclosure

cc:	Gerbrand Van Heerden, Bunker Hill Mining Corp.